Filed under Rule 433

File No. 333-270060-01

Final Term Sheet

July 31, 2023

Issuer:	Consumers Energy Company

Securities:	4.90% First Mortgage Bonds due 2029

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	February 15, 2029

Coupon:	4.90%

Yield to Maturity:	4.910%
Spread to Benchmark Treasury:	+75 basis points
Benchmark Treasury Security:	4.125% due July 31, 2028
Benchmark Treasury Price and Yield:	99-27; 4.160%
Interest Payment Dates:	February 15 and August 15
First Interest Payment Date:	February 15, 2024
Record Dates:	February 1 and August 1
Public Offering Price:	99.950%
Optional Redemption:	Make-whole call at any time prior to December 15, 2028 at the Treasury rate plus 15 basis points and, thereafter, at par
Trade Date:	July 31, 2023
Settlement Date:	August 4, 2023 (T+4)
Expected Ratings
(Moody’s / S&P / Fitch):	A1 (stable) / A (stable) / A+ (stable) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
Scotia Capital (USA) Inc.

Co-Manager:	Loop Capital Markets LLC

CUSIP/ISIN:	210518 DV5 / US210518DV59

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc. toll-free at (877) 649-6848, RBC Capital Markets, LLC toll-free at (866) 375-6829 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.